                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            GABLES RESIDENTIAL TRUST
              -----------------------------------------------------
                  (Name of issuer as specified in its Charter)


                    Common Shares, Par Value $0.01 Per Share
              -----------------------------------------------------
                         (Title of class of securities)


                                    36218105
              -----------------------------------------------------
                                 (CUSIP Number)

                               Stephen M. Wiseman
                                 King & Spalding
                              120 West 45th Street
                            New York, New York 10036
                            Telephone: (212) 556-2265
              -----------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 26, 1996
              -----------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                                  Schedule 13D
CUSIP No. 36218105                                             Page 2 of 7 Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           Stichting Pensioenfonds ABP

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*                    00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR
           PLACE OR ORGANIZATION                  The Kingdom of the Netherlands
--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER              1,435,000
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER            - 0 -
   OWNED BY        -------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER         1,435,000
  REPORTING        -------------------------------------------------------------
 PERSON WITH       10   SHARED DISPOSITIVE POWER       - 0 -
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON            1,435,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)            7.44%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*            EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

         This statement relates to the common shares of beneficial interest, par value $0.01 per share (the "COMMON SHARES"), of Gables Residential Trust (the "ISSUER"). The Issuer is a real estate investment trust formed in Maryland and has its principal executive offices are located at 2859 Paces Ferry Road, Atlanta, Georgia 30339.


Item 2. Identity and Background.

         This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "FUND"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:



Name                    Principal Occupation            Citizenship              Business Address
----                    --------------------            -----------              ----------------
J. Kleiterp             Executive Chairman              The Netherlands          Bestuur Abp
                        of the Board of                                          P.O. Box 30909
                        Trustees of the Fund                                     2500 GX DEN HAAG

H.J. Albersen           Trustee of the Fund             The Netherlands          CMHF
                                                                                 P.O. Box 80204
                                                                                 2508 AM DEN HAAG

E.J. Anneveld           Trustee of the Fund             The Netherlands          C.F.O.
                                                                                 P.O. Box 84501
                                                                                 2508 AM DEN HAAG

W. Drees                Trustee of the Fund             The Netherlands          Wieringenmeen 36
                                                                                 3844 NA HARDERWIJK

P.H. Holthuis           Trustee of the Fund             The Netherlands          Ministerie van O&W/BR/DG
                                                                                 P.O. Box 25000
                                                                                 2700 LZ ZOETERMEER

L. Koopmans             Trustee of the Fund             The Netherlands          Lange Voorhout 86, app. 24
                                                                                 2514 EJ DEN HAAG

Name                         Principal Occupation             Citizenship              Business Address
----                         --------------------             -----------              ----------------
R. van Leeuwen               Trustee of the Fund              The Netherlands          ABOP
                                                                                       Herengracht 54
                                                                                       1015 BN AMSTERDAM

C.L.J.V. Overbeek            Trustee of the Fund              The Netherlands          Katholieke Onderwijs
                                                                                       Vakorganisatie
                                                                                       Verrijn Stuartlaan 36
                                                                                       2280 EL RIJSWIJK

A.C. van Pelt                Trustee of the Fund              The Netherlands          Ned. Gennootschap van
                                                                                       Leraren
                                                                                       P.O. Box 407
                                                                                       3300 AK DORDRECHT

D.M. Sluimers                Trustee of the Fund              The Netherlands          Ministerie van Financien
                                                                                       Casuariestraat 32
                                                                                       2511 VB DEN HAAG

A.F.P.M. Scherf              Trustee of the Fund              The Netherlands          Icaruslaan 20
                                                                                       5631 LD EINDHOVEN

X.J. den Uyl                 First Deputy Chairman            The Netherlands          Linnaeuslaan 14
                             of the Fund                                               2012 PP HAARLEM

J.W.E. Neervens              Executive Chairman of            The Netherlands          ABP
                             the Board of Directors                                    Oude Lindestraat 70
                             of the Fund                                               6411 EJ HEERLEN

P.J. Bezemer                 Member of the Board              The Netherlands          ABP
                             of Directors of the                                       Oude Lindestraat 70
                             Fund                                                      6411 EJ HEERLEN

J.M.G. Frijns                Member of the Board              The Netherlands          ABP
                             of Directors of the                                       Oude Lindestraat 70
                             Fund                                                      6411 EJ HEERLEN

         During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On September 26, 1996, the Fund acquired 1,435,000 Common Shares directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, at a price of U.S. $24.375 per Common Share. As a result of such acquisition, the Fund beneficially owned approximately 7.44% of the aggregate number of Common Shares outstanding.

         The funds for the foregoing purchase of Common Shares by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4. Purpose of Transaction.

         The Fund has acquired the Common Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Shares currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

         (a)-(b) As of the date hereof, the Fund has the sole power to vote and dispose of 1,435,000 Common Shares and such power is not shared with any other person. Based on information provided by the Issuer to the Fund on September 26, 1996, the 1,435,000 Common Shares beneficially owned by the Fund constitute approximately 7.44% of the outstanding Common Shares. To the knowledge of the Fund, no Common Shares are beneficially owned by any director or executive officer listed under Item 2 above.

         (c) The Fund has effected no open market purchases of the Common Shares during the past 60 days.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Fund.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.


Item 7. Material to Be Filed as Exhibits.

         None.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 1996                      STICHTING PENSIOENFONDS ABP



                                            By: /s/ J. Mensonides
                                                --------------------------------
                                                Name:  J. Mensonides
                                                Title: Managing Director
                                                       Equity Investments


                                            By: /s/ P.A.W.M. Spijkers
                                                --------------------------------
                                                Name:  P.A.W.M. Spijkers
                                                Title: Managing Director
                                                       Fixed Income Investments


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